

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via E-Mail

Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re:** **Jintai Mining Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed March 4, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 42

Net Cash Provided by Operating Activities, page 42

1.      We note you previously revised your discussion of cash flows for prior periods in response to our comments to discuss the significant drivers behind changes in your working capital accounts.  However, your updated disclosure for the fiscal period ended December 31, 2010 appears to provide very little analysis of significant cash flow drivers.  Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements.  For example, you indicate that the increase in the nine months ended December 31, 2010 cash from operating activities was primarily due to a change in working capital accounts.  Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts such as the specific reasons the

actual income and VAT taxes paid lagged the related accruals.  Similar concerns exist with respect to significant changes in other working capital accounts such as receivables, inventory, and payments in advance.

Our Products, page 68

2.      We note your response to prior comment four which includes a reconciliation of quantities and costs of tailings for the interim period September 30, 2010.  Please provide to us the following:

- Clarify why the beginning balance of 92,103 tons of tailings plus the 49,850 tons produced less the 4,342 tons sold does not agree to the ending balance of 87,761 tons;

- Tell us why the total cost allocated to the 49,850 tons produced for the six months ended September 30, 2010 appears to indicate a cost of $2.77 per ton produced when the historical cost per ton appears substantially in excess of that amount;

- Explain to us why the ending total cost for tailings at September 30, 2010 of $4,983,567 exceeds your finished goods inventory at September 30, 2010 as disclosed on page Q-17 of Amendment No. 3.  Similar concerns exist for the balances reported at March 31, 2010;

- To the extent tailings are included in other categories of your inventory (e.g. raw materials or work-in-process), clarify the basis for your categorization in light of your accounting policy note for finished goods on page F-7; and

- Add to your rollforward to provide similar information through your most recent interim date.

Note 17 Segment Information, page F-17

3.      We note your response to prior comment five which indicates that you do not take title to the zinc concentrate received from third parties and that you do not sell it back to the same or different third party subsequent to processing.  Please clarify how you have general inventory risk if you do not take title to the zinc concentrate.  In addition, please clarify who you sell the processed zinc to if you do not sell it to the same third party that you purchased the zinc concentrate from or any other third party.

Consolidated Statements of Cash Flows, page Q-4

4.      We note your depreciation for the nine months ended December 31, 2010 decreased substantially in comparison to the nine months ended December 31, 2009.  Please explain to us why this is the case.  As part of your response, please revise your accounting policy disclosures on pages Q-8 and F-8 to clarify the base (e.g. proven and probable reserves, or some other base) you use for your units-of-production depletion calculation.

Note 14 Convertible Notes, page Q-19

5.      We note your response to comment nine which indicates that the IPO price is considered to be the exit price.  We are unable to agree with this assessment.  Note that an exit price is defined in ASC 820-10-20 as the price that would be received to sell an asset.  In the instance of the warrant holders, they are entitled to exercise the warrants at 110% of the IPO price.  While the exercise price of the warrants may impact the fair value of such warrants, the fair value measurement objective of ASC 820-10-35-53 is the price that the warrant holders would be willing to sell such warrants.  Refer to ASC 820 which provides valuation techniques when no observable inputs exist. We reissue prior comment nine.

6.      We note your response to prior comment 10 which indicates that the warrant agreement is to avoid possible dilution and maintain the original share amount ratio.  Please refer to ASC 815-40-55-33 through 34 and indicate whether your warrants are considered indexed to your stock.  In doing so, please tell us all of the specific circumstances in which the strike price of the warrants would be adjusted.

Note 16 Income Taxes, page Q-20

7.      We  note your response to prior comment 11 includes a rollforward of taxes payable.   It appears that the $646,569 April 1, 2009 balance in your rollforward is inconsistent with the $1,082,894 balance reflected in your March 31, 2009 balance sheet.  In addition, the supplemental information in your statements of cashflows reflects $2,607,402 of income tax paid for the year ended March 31, 2010 which differs from the $2,170,510 income tax paid as indicated in your rollforward.   Please provide us an updated response to clarify or revise these inconsistencies.  In addition, update the rollforward of your tax payable account for the latest period presented.

<u>Note 23  Segment Report, Q-23</u>

8.      We note your revised disclosure that you grouped products into three segments due to their different production process, technologies, and production cycles.   Please clarify which three segments that you are referring to and whether they are deemed reportable segments as specified in ASC 280-20-50-10.  If applicable, provide the disclosures for each of your reportable segments as required by ASC 280-10-50-20 through 26.

<u>Exhibit 5.1</u>

9.      Please obtain and file a revised legal opinion that opines on the correct number of shares being registered or advise.  In this regard, we note that the registration statement appears to cover 11,700,000 common shares, but the legal opinion references 12,300,000.

10.     It does not appear that the legal opinion addresses the legality of the 4,800,000 shares being offered and sold by the selling shareholders.  For example, the opinion appears limited to shares being offered "by the Company."  Please obtain and filed a revised legal opinion.

11.     Please obtain and file a revised legal opinion that does not suggest that counsel is not qualified to opine on the relevant law.  For example, we note your statement that counsel is licensed to practice law only in the State of New York.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc:     <u>Via Facsimile</u>
        Arthur Marcus, Esq. (212) 980-5192